Exhibit 21
Subsidiaries of Eastern Bankshares, Inc.

As of February 25, 2022, the Registrant owned the following subsidiaries:

Name	State of Incorporation	Names under which Subsidiary does Business
Eastern Bank	Massachusetts	Eastern Bank
Eastern Insurance Group LLC	Massachusetts	Eastern Insurance Group
Broadway Securities Corporation	Massachusetts	Broadway Securities Corporation
Market Street Securities Corporation	Massachusetts	Market Street Securities Corporation
Real/Property Services, Inc.	Massachusetts	Real/Property Services, Inc.
Millennium Corporation	Massachusetts	Millennium Corporation
Shared Value Investments LLC	Massachusetts	Shared Value Investments LLC, Eastern Bank
BCC Solar III Investments Fund, LLC	Massachusetts	BCC Solar III Investment Fund, LLC
BCC NMTC CDE XXII, LLC	Massachusetts	BCC NMTC CDE XXII, LLC